Prudential Investments LLC

655 Broad Street

Newark, New Jersey 07102

October 1, 2015

The Board of Directors
Prudential World Fund, Inc.
655 Broad Street
Newark, New Jersey 07102

Re: Prudential Jennison Emerging Markets Equity Fund

To the Board of Directors:

Prudential Investments LLC has contractually agreed, through February 28, 2017 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, taxes, interest, brokerage commissions, extraordinary and certain other expenses) of each class of shares to 1.20% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President